FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Risk

	Page	App1

Risk profile2 ...........................................	134
Risk governance .......................................		266

Managing risk2 ......................................	135
Risk factors ..............................................	135
Risks managed by HSBC ............................	136
Stress testing .............................................	139

Top and emerging risks2 .......................	141
Macroeconomic and geopolitical risk ........	141
Macro-prudential, regulatory and legal risks to our business model ............................	142
Risks related to our business operations, governance and internal control systems ..............................................................	146

Areas of special interest2 .....................	147
Financial crime compliance and regulatory compliance ...........................................	147
Commercial real estate .............................	147
Eurozone crisis .........................................	148
Exposures to Egypt ..................................	148
Personal lending - US lending....................	148

Credit risk4 ............................................	150	266
Eurozone exposures4 .................................	210

Liquidity and funding4 .........................	213	276

Market risk4 ...........................................	230	281

Operational risk2 ..................................	244	287
Compliance risk ........................................	247	287
Legal risk ..................................................		288
Global security and fraud risk ....................		288
Systems risk ..............................................		289
Vendor risk management ..........................		289
Fiduciary risk ............................................	248	289

Risk management of insurance operations3 .........................................	249	290

Other material risks2 ...........................	260	294
Reputational risk .....................................	260	294
Pension risk .............................................	260	295
Sustainability risk .....................................	263	297

1 Appendix to Risk - risk policies and practices.

2 Unaudited. 3 Audited. 4 Audited where indicated.

For details of HSBC's policies and practices regarding risk management and governance see the Appendix to Risk on page 266.

Risk profile
(Unaudited)

Managing our risk profile

• A strong balance sheet remains core to our philosophy.

• Our portfolios continue to be aligned to our risk appetite and strategy.

• Our risk management framework is supported by strong forward-looking risk identification.

Maintaining capital strength and strong liquidity position

• Our core tier 1 and common equity tier 1 capital ratios remain strong at 13.6% and 10.9%.

• We have sustained our strong liquidity position throughout 2013.

• The ratio of customer advances to deposits remains significantly below 90%.

Strong governance

• Robust risk governance and accountability is embedded across the Group.

• The Board, advised by the Group Risk Committee, approves our risk appetite.

• The Compliance function has been restructured into the Financial Crime Compliance and Regulatory Compliance functions to provide more in-depth focus on these areas.

• Our global risk operating model supports adherence to globally consistent standards and risk management policies across the Group.

Our top and emerging risks

• Macroeconomic and geopolitical risk.

• Macro-prudential, regulatory and legal risks to our business model.

• Risks related to our business operations, governance and internal control systems.

Managing risk
(Unaudited)

As a provider of banking and financial services, we actively manage risk as a core part of our day-to-day activities.

Our risk management and risk governance frameworks, which are employed at all levels of the organisation, are described on page 39.

The growth in our business during 2013 was achieved while risks were assumed in a measured manner in line with our risk appetite and risks, particularly reputational and operational, were mitigated when they exceeded our risk appetite.

On a reported basis, total assets decreased by 1% while our credit risk-weighted assets ('RWA's) decreased by 4% during the year.

We continue to maintain a very strong liquidity position and are well positioned for the changing regulatory landscape.

Risks faced by HSBC

All of our activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks.

Risk factors

We have identified a comprehensive suite of risk factors which covers the broad range of risks our businesses are exposed to.

A number of the risk factors have the potential to affect the results of our operations or financial condition, but may not necessarily be deemed as top or emerging risks. They inform the ongoing assessment of our top and emerging risks which may result in our risk appetite being revised. The risk factors are:

Macroeconomic and geopolitical risk

• Current economic and market conditions may adversely affect our results.

• We have exposure to the ongoing economic crisis in the eurozone.

• We are subject to political and economic risks in the countries in which we operate, including the risk of government intervention.

• Changes in foreign currency exchange rates may affect our results.

Macro-prudential, regulatory and legal risks to our business model

• Failure to implement our obligations under the deferred prosecution agreements could have a material adverse effect on our results and operations.

• Failure to comply with certain regulatory requirements would have a material adverse effect on our results and operations.

• Failure to meet the requirements of regulatory stress tests could have a material adverse effect on our capital plan, operations, results and future prospects.

•     We are subject to a number of legal and regulatory actions and investigations, the outcomes of which are inherently difficult to predict, but unfavourable outcomes could have a material adverse effect on our operating results and brand.

•     Unfavourable legislative or regulatory developments, or changes in the policy of regulators or governments, could generate model risk and could have a material adverse effect on our operations, financial condition and prospects.

•     The UK Government has passed legislation to implement banking reforms based on the recommendations of the Independent Commission on Banking ('ICB'). Additional banking reform proposals are being considered in France, Germany and the EU and any resulting structural changes could have a material adverse effect on us.

• We are subject to tax-related risks in the countries in which we operate which could have a material adverse effect on our operating results.

Risks related to our business operations, governance and internal control systems

• Our risk management measures may not be successful.

• Operational risks are inherent in our business.

• Our operations are subject to the threat of fraudulent activity.

• Our operations are subject to disruption from the external environment.

• Our operations utilise third-party suppliers.

• Our operations are highly dependent on our information technology systems.

• We may not be able to meet regulatory requests for data.

• Our operations have inherent reputational risk.

• We may suffer losses due to employee misconduct.

• We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

• Our financial statements are based in part on judgements, estimates and assumptions which are subject to uncertainty.

• Third parties may use us as a conduit for illegal activities without our knowledge, which could have a material adverse effect on us.

• We may not achieve all the expected benefits of our strategic initiatives.

• We have significant exposure to counterparty risk within the financial sector and to other risk concentrations.

• Market fluctuations may reduce our income or the value of our portfolios.

• Liquidity, or ready access to funds, is essential to our businesses.

•     Any reduction in the credit rating assigned to HSBC Holdings, any subsidiaries of HSBC Holdings or any of their respective debt securities could increase the cost or decrease the availability of our funding and adversely affect our liquidity position and interest margins.

• Risks concerning borrower credit quality are inherent in our businesses.

• Our insurance business is subject to risks relating to insurance claim rates and changes in insurance customer behaviour.

•     HSBC Holdings is a holding company and, as a result, is dependent on loan payments and dividends from its subsidiaries to meet its obligations, including obligations with respect to its debt securities, and to provide profits for payment of future dividends to shareholders.

• We may be required to make substantial contributions to our pension plans.

Risks managed by HSBC

The principal risks associated with our banking and insurance manufacturing operations are described in the tables below.

Description of risks - banking operations

Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (page 150)
The risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and derivatives.
Credit risk is:
•  measured as the amount which could be lost if a customer or counterparty fails to make repayments. In the case of derivatives, the measurement of exposure takes into account the current mark-to-market value to HSBC of the contract and the expected potential change in that value over time caused by movements in market rates;
•  monitored within limits, approved by individuals within a framework of delegated authorities. These limits represent the peak exposure or loss to which HSBC could be subjected should the customer or counterparty fail to perform its contractual obligations; and
•  managed through a robust risk control framework which outlines clear and consistent policies, principles and guidance for risk managers.

Liquidity and funding risk (page 213)
The risk that we do not have sufficient financial resources to meet our obligations as they fall due or that we can only do so at excessive cost.
Liquidity risk arises from mismatches in the timing of cash flows.
Funding risk arises when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.

Liquidity and funding risk is:
•  measured using internal metrics including stressed operational cash flow projections, coverage ratio and advances to core funding ratios;
•  monitored against the Group's liquidity and funding risk framework and overseen by regional Asset and Liability Management Committees ('ALCO's), Group ALCO and the Risk Management Meeting; and
•  managed on a stand-alone basis with no reliance on any Group entity (unless pre-committed) or central bank unless this represents routine established business as usual market practice.

Risks	Arising from	Measurement, monitoring and management of risk
Market risk (page 230)
The risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce our income or the value of our portfolios.

Exposure to market risk is separated into two portfolios:
•  trading portfolios comprise positions arising from market-making and warehousing of customer-derived positions.
•  non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from our insurance operations (page 258).

Market risk is:
•  measured in terms of value at risk, which is used to estimate potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence, augmented with stress testing to evaluate the potential impact on portfolio values of more extreme, though plausible, events or movements in a set of financial variables;
•  monitored using measures including the sensitivity of net interest income and the sensitivity of structural foreign exchange which are applied to the market risk positions within each risk type; and
•  managed using risk limits approved by the GMB for HSBC Holdings and our various global businesses. These units are allocated across business lines and to the Group's legal entities.

Operational risk (page 244)
The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk (along with accounting, tax, security and fraud, people, systems, projects, operations and organisational change risk).

Operational risk arises from day to day operations or external events, and is relevant to every aspect of our business.
Compliance risk and fiduciary risk are discussed below. Other operational risks are covered in the Appendix to Risk (page 266).

Operational risk is:
•  measured using both the top risk analysis process and the risk and control assessment process, which assess the level of risk and effectiveness of controls;
•  monitored using key indicators and other internal control activities; and
•  managed primarily by global business and functional managers. They identify and assess risks, implement controls to manage them and monitor the effectiveness of these controls utilising the operational risk management framework. Global Operational Risk is responsible for the framework and for overseeing the management of operational risks within businesses and functions.

Compliance risk (page 247)
The risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence.

Compliance risk is part of operational risk, and arises from rules, regulations, other standards and Group policies, including those relating to anti-money laundering, anti-bribery and corruption, counter-terrorist and proliferation financing, sanctions compliance, conduct of business and market conduct.
The DPA is discussed in Top and Emerging Risks on page 144 and the Monitor on page 24.

Compliance risk is:
•  measured by reference to identified metrics, incident assessments (whether affecting HSBC or the wider industry), regulatory feedback and the judgement and assessment of the managers of our global businesses and functions;
•  monitored against our compliance risk assessments and metrics, the results of the monitoring and control activities of the second line of defence functions, including the Financial Crime Compliance and Regulatory Compliance functions, and the results of internal and external audits and regulatory inspections; and
•  managed by establishing and communicating appropriate policies and procedures, training employees in them, and monitoring activity to assure their observance. Proactive risk control and/or remediation work is undertaken where required.

Fiduciary risk (page 248)
The risk of breaching our fiduciary duties.	Fiduciary risk is part of operational risk, and arises from our business activities where we act in a fiduciary capacity as Trustee, Investment Manager or as mandated by law or regulation.	Fiduciary risk is: • measured by monitoring against risk appetite; • monitored through the use of key indicators; and • managed within the designated businesses via a comprehensive policy framework.

Description of risks - banking operations (continued)

Risks	Arising from	Measurement, monitoring and management of risk
Other material risks
Reputational risk (page 260)
The risk that illegal, unethical or inappropriate behaviour by the Group itself, members of staff or clients or representatives of the Group will damage HSBC's reputation, leading potentially to a loss of business, fines or penalties.

Reputational risk encompasses negative reaction not only to activities which may be illegal or against regulations, but also to activities that may be counter to societal standards, values and expectations. It arises from a wide variety of causes, including how we conduct our business and the way in which clients to whom we provide financial services, and bodies who represent HSBC, conduct themselves.

Reputational risk is:
•  measured by reference to our reputation as indicated by our dealings with all relevant stakeholders, including media, regulators, customers and employees;
•  monitored through a reputational risk management framework, taking into account the results of the compliance risk monitoring activity outlined above; and
•  managed by every member of staff and is covered by a number of policies and guidelines. There is a clear structure of committees and individuals charged with mitigating reputational risk, including the Group Reputational Risk Policy Committee and regional/business equivalents.

Pension risk (page 260)
The risk that contributions from Group companies and members fail to generate sufficient funds to meet the cost of accruing benefits for the future service of active members, and the risk that the performance of assets held in pension funds is insufficient to cover existing pension liabilities.

Pension risk arises from investments delivering an inadequate return, economic conditions leading to corporate failures, adverse changes in interest rates or inflation, or members living longer than expected (longevity risk). Pension risk includes operational risks listed above.

Pension risk is:
•  measured in terms of the schemes' ability to generate sufficient funds to meet the cost of their accrued benefits;
•  monitored through the specific risk appetite that has been developed at both Group and regional levels; and
•  managed locally through the appropriate pension risk governance structure and globally through the Risk Management Meeting.

Sustainability risk (page 263)
The risk that the environmental and social effects of providing financial services outweigh the economic benefits.	Sustainability risk arises from the provision of financial services to companies or projects which run counter to the needs of sustainable development.
Sustainability risk is:
•  measured by assessing the potential sustainability effect of a customer's activities and assigning a Sustainability Risk Rating to all high risk transactions;
•  monitored quarterly by the Risk Management Meeting and monthly by Group Sustainability Risk management; and
•  managed using sustainability risk policies covering project finance lending and sector-based sustainability polices for sectors with high environmental or social impacts.

Our insurance manufacturing subsidiaries are separately regulated from our banking operations. Risks in the insurance entities are managed using methodologies and processes appropriate to insurance activities, but remain subject to oversight at Group level. Our insurance operations are also subject to the operational risks and the other material risks presented above in relation to the banking operations, and these are covered by the Group's risk management processes.

Description of risks - insurance manufacturing operations

Risks	Arising from	Measurement, monitoring and management of risk
Financial risks (page 253)
Our ability to effectively match the liabilities arising under insurance contracts with the asset portfolios that back them are contingent on the management of financial risks such as market, credit and liquidity risks, and the extent to which these risks are borne by the policyholders.
Liabilities to policyholders under unit-linked contracts move in line with the value of the underlying assets, and as such the policyholder bears the majority of the financial risks.
Contracts with DPF share the performance of the underlying assets between policyholders and the shareholder in line with the type of contract and the specific contract terms.

Exposure to financial risks arises from:
•  market risk of changes in the fair values of financial assets or their future cash flows from fluctuations in variables such as interest rates, foreign exchange rates and equity prices;
•  credit risk and the potential for financial loss following the default of third parties in meeting their obligations; and
•  liquidity risk of entities not being able to make payments to policyholders as they fall due as there are insufficient assets that can be realised as cash.

Financial risks are:
•  measured separately for each type of risk:
-  market risk is measured in terms of exposure to fluctuations in key financial variables;
-  credit risk is measured as the amount which could be lost if a customer or counterparty fails to make repayments; and
-  liquidity risk is measured using internal metrics including stressed operational cash flow projections.
•  monitored within limits approved by individuals within a framework of delegated authorities; and
•  managed through a robust risk control framework which outlines clear and consistent policies, principles and guidance for risk managers. Subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising any discretionary participation (or bonus) features within the policy contracts they issue.

Insurance risk (page 258)
The risk that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income.
The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

Insurance risk is:
•  measured in terms of life insurance liabilities;
•  monitored by the RBWM Risk Management Committee, which checks the risk profile of the insurance operations against a risk appetite for insurance business agreed by the GMB; and
•  managed both centrally and locally using product design, underwriting, reinsurance and claims-handling procedures.

Stress testing

Our stress testing and scenario analysis programme examines the sensitivities of our capital plans and demand for regulatory capital under a number of scenarios and ensures that top and emerging risks have been appropriately considered. The governance and management of enterprise-wide stress testing, including model development, validation and use, is overseen by the Group Risk Committee.

The development of macroeconomic scenarios is a critical part of the process. Potential scenarios are defined and generated by an expert panel comprising Global Risk, Global Finance and external economic advisers. Variables and assumptions underpinning the scenarios, including economic indicators such as yield curves, exchange rates and volatilities, are tested through internal and external research and circulated to our businesses, along with instructions and methodologies for specific risk types.

Stress test results are subject to a review and challenge process at regional and Group levels and action plans are developed to mitigate identified risks.

The extent to which those action plans are implemented will depend on senior management's evaluation of the risks and their potential consequences, taking into account HSBC's risk appetite.

During 2013, the results of a number of macroeconomic stress scenarios were presented to senior management. These included an assessment of the 2013 annual operating plan under two macroeconomic scenarios: a worsening eurozone crisis and a US 'fiscal cliff' scenario. We also ran a PRA core programme stress testing exercise based on a global slow growth scenario, which factored in a China hard landing scenario specified by the PRA based on a pronounced economic slowdown in mainland China and Hong Kong. The slow growth component was developed internally and stipulated a period of reduced inflation across the world. The results of these stress tests demonstrated that HSBC would remain satisfactorily capitalised after taking account of assumed management actions to mitigate the results.

The macroeconomic stress scenarios are described below.

Stress scenario assumptions - 2013 annual operating plan

Scenario	Worsening eurozone crisis scenario	US 'fiscal cliff' scenario

Assumptions
•  Greece, Ireland, Portugal, Spain and Italy exit the eurozone in the first quarter of 2013;
•  debt is re-denominated in new national currencies, which depreciate sharply (from 15% to 50%);
•  equity prices fall by around 50% in the exiting countries and initially by 30% elsewhere in the eurozone;
•  exiting countries experience large-scale capital outflows, rising inflation and interest rates;
•  government bond spreads rise significantly in exiting countries (from 700 to 1,200bps);
•  banking sectors in both the exiting countries and the eurozone suffer significant losses and credit standards tighten dramatically; and
•  the residual euro exchange rate initially depreciates by around 15% against the US dollar.

•  Tightening of fiscal policy;
•  effective federal corporate and personal tax rates are increased back towards their 2001 levels;
•  federal spending reduces by around US$95bn;
•  US dollar depreciates by around 5% as economic prospects for the US deteriorate;
•  Federal Reserve supports the economy with additional quantitative easing, boosting its balance sheet by another US$500bn (around 3% of GDP) and maintaining that level for one year before beginning to unwind;
•  government spending cuts and tax increases lead to lower consumer spending and business investment;
•  US GDP falls by around 7% below the pre-crisis baseline; and
•  lower US demand dampens exports from the rest of the world, leading to a slowdown in global GDP growth.

Stress scenario assumptions - 2013 PRA core programme

Scenario	Global slow growth scenario

Assumptions
•  Mainland China suffers a 50% reduction in property prices as an intitial modest price decline becomes self-reinforcing through a deterioration in investor sentiment;
•  mainland China equity prices fall by around 25% and unemployment doubles to 7%;
•  mainland China GDP growth averages 3% per annum in the two years following the crisis;
•  the tightening of monetary policy in mainland China to prevent capital flight leads to liquidity issues;
•  Hong Kong exports to mainland China decline rapidly and significantly;
•  Hong Kong GDP contracts by around 4% in 2013 and 2014 and unemployment rises to 10%;
•  Hong Kong property and equity prices fall by about 50%;
•  weak macro-economic outlook currently facing major advanced economies persists over the next five years;
•  substantial fall in commodity prices triggered by continued slow growth, leading to a reduction in inflation, domestic demand and economic growth across commodity exporting countries;
•  deflation, or 0% inflation, in advanced economies as energy prices decline; and
•  reduction in exports from advanced economies due to reduced demand from emerging markets.

In addition to the Group-wide risk scenarios, each major HSBC subsidiary conducts regular macroeconomic and event-driven scenario analyses specific to their region. They may also participate in local regulatory stress testing programmes.

We also examined the effect on our businesses and our capital position of other macroeconomic and geopolitical events at Group or major subsidiary levels. These included a possible US default, renminbi internationalisation, the conflict in Syria and tensions between mainland China and Japan.

Stress testing is used across risk categories such as market risk, liquidity and funding risk and credit risk to evaluate the potential effect of stress scenarios on portfolio values, structural long-term funding positions, income or capital.

We also conduct reverse stress testing, which is a process of working backwards from the event of non-viability of the business model to the identification of a range of occurrences that could bring that event about. Non-viability might occur before the bank's capital is depleted, and could result from a variety of events. These include idiosyncratic or systemic events or combinations thereof, and/or could imply failure of the Group's holding company or one of its major subsidiaries. They would not necessarily mean the simultaneous failure of all the major subsidiaries. We use reverse stress testing to strengthen resilience by helping to inform early-warning triggers, management actions and contingency plans to mitigate against potential stresses and vulnerabilities which the Group might face.

HSBC participate, where appropriate, in scenario analyses requested by regulatory bodies.

The Group is taking part in the Bank of England concurrent stress test exercise in 2014. This programme will include common base and stress scenarios applied across all major UK banks. The exercise will be supported by a complementary programme of data provision to the Bank of England under its Firm Data Submission Framework ('FDSF'). The PRA is considering a range of disclosure options related to the stress test exercise.

HSBC North America Holdings Inc. ('HNAH') and HSBC Bank USA NA ('HBUS') are subject to the CCAR and Dodd-Frank Stress Testing programmes of the Federal Reserve and the Office of the Comptroller of the Currency. HNAH and HBUS made submissions under these programmes on 6 January 2014. Disclosure by the Federal Reserve and by HNAH and HBUS of the results of these exercises will be made in March 2014.

HSBC will be included in the next round of European stress test exercises, scheduled for 2014. HSBC France and HSBC Malta will participate in the ECB's Asset Quality Review, run as part of the ECB's comprehensive assessment prior to inception of the Single Supervisory Mechanism. They will then be subject to the ECB's stress testing process. The Group will take part in the related exercise run by European Banking Authority ('EBA'). Disclosures of the results of these exercises are planned in late 2014.

Top and emerging risks     /
(Unaudited)

Our approach to identifying and monitoring top and emerging risks is described on page 38.

During 2013, senior management paid particular attention to a number of top and emerging risks, and our current ones are as follows:

Macroeconomic and geopolitical risks

Emerging markets' slowdown.

Increased geopolitical risk.

Emerging markets' slowdown

Growth in a number of emerging markets decelerated during 2013. Weak demand for commodities and raw materials due to subdued economic growth and limited investment activity in mature markets and in mainland China affected all exporting countries. Emerging markets continued to face the risks of fiscal decline and increasing financing requirements. In addition, capital flows were volatile, particularly during the second half of the year, and in several cases lead to a tightening of monetary policy to counter capital outflows. Any consequent rise in interest rates, however, could put growth at risk and increase the risk of a liquidity crisis.

Mature economies are depending on stronger trade growth with emerging markets to help them through difficult economic times domestically. A number of them have implemented austerity measures in order to reduce their deficits and public debt. While austerity is expected to help resolve the sovereign and banking crisis in the medium term, it is limiting growth, increasing unemployment and restricting taxation revenues severely in the short term. This, in turn, is affecting the rest of the world through lower trade.

Potential impact on HSBC

•     Global trade and capital flows may contract as a result of weaker economic growth in some emerging markets, banks deleveraging, expectations of tapering of quantitative easing, the introduction of protectionist measures in certain markets, the emergence of geopolitical risks or increasing redenomination risk. The contraction might curtail our profitability.

•     While growth in emerging markets as a whole has been constrained by lower world demand and commodity prices, some countries are struggling with domestic issues and could trigger a new crisis of confidence with the potential for increased volatility. In Egypt, an uncertain future is affecting the economy and the country's ability to attract the necessary financial support. In Brazil, middle class protests have highlighted concerns regarding the political and economic choices made by the authorities, while in Turkey the situation has been aggravated by internal conflict in the ruling party. In Argentina, the unresolved dispute with 'hold out' bondholders is fuelling the risk of new defaults. Emerging markets have been supported during the last two years by significant capital inflows from advanced economies but a reverse of these capital flows, as happened in mid-2013, would create difficulties for all countries having to finance current account deficits, government debt or both. Finally, while economic growth in mainland China appears to be in line with its government's expectations, structural issues remain and a sharper than expected slowdown could occur with implications for all other emerging markets. We closely watch developments in all markets to ensure insights are shared and appropriate mitigating action is taken as circumstances evolve.

• Increased geopolitical risk

Our operations are exposed to risks arising from political instability and civil unrest in a number of countries which may have a wider effect on regional stability and regional and global economies.

Geopolitical risk remains high in the Middle East as a result of the continued violence and unrest in Egypt and the civil war in Syria, which may spill over into neighbouring countries. Tensions between Israel and Iran add to the risks in the region, although diplomatic contacts with Iran's new administration may engender an improvement in relations.

In Asia, continued tensions over maritime sovereignty disputes involving mainland China and Japan may escalate to include military action, while actions by the government of the Democratic People's Republic of Korea risk destabilising the region.

In other emerging markets such as Turkey and Brazil, demonstrations have taken place as the population has become increasingly critical of prevailing economic policies. In Turkey, there is significant political uncertainty and the government is struggling to maintain a credible policy in order to maintain creditors' confidence.

Potential impact on HSBC

•     Our results are subject to the risk of loss from unfavourable political developments, currency fluctuations, social instability and changes in government policies on matters such as expropriation, authorisations, international ownership, interest-rate caps, foreign exchange transferability and tax in the jurisdictions in which we operate. Actual conflict could put our staff in harm's way and bring physical damage to our assets.

•     We have increased our monitoring of the geopolitical and economic outlook, in particular in countries where we have material exposures and a physical presence. Our internal credit risk rating of sovereign counterparties takes these factors into account and drives our appetite for conducting business in those countries. Where necessary, we adjust our country limits and exposures to reflect our appetite and mitigate these risks as appropriate.

Macro-prudential, regulatory and legal risks to our business model

• Regulatory developments affecting our business model and Group profitability.

• Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand.

• Dispute risk.

Financial service providers face increasingly stringent and costly regulatory and supervisory requirements, particularly in the areas of capital and liquidity management, conduct of business, operational structures and the integrity of financial services delivery. Increased government intervention and control over financial institutions, together with measures to reduce systemic risk, may significantly alter the competitive landscape. These measures may be introduced as formal requirements in a supra-equivalent manner and to variable timetables by different regulatory regimes.

Regulatory developments affecting our business model and Group profitability

Several regulatory changes are likely to affect our activities, both of the Group as a whole and of some or all of our principal subsidiaries. These changes include:

•     the publication on 27 June 2013 of CRD IV, which introduced in the EU the Basel III measures that came into effect on 1 January 2014, together with the publication by the PRA on 19 December 2013 of its final rules on implementing CRD IV which apply to firms regulated by the PRA in the UK;

•     the introduction of new regulatory bodies and powers in Europe comprising, in the UK, the FPC, the PRA and the FCA; and, in the eurozone, the granting to the European Central Bank ('ECB') of supervisory powers from November 2014;

• the designation of the Group by the Financial Stability Board as a global systemically important bank and resultant application of higher loss absorbency and other requirements;

•     finalisation of the Financial Services (Banking Reform) Act 2013 in the UK to give effect to the recommendations of the Independent Commission on Banking ('ICB') in relation to the future 'ring-fencing' of our UK retail banking business from wholesale banking activities, the structural separation of certain activities envisaged in legislation and rules adopted in the US (including the final Volcker Rule adopted in December 2013 under the Dodd-Frank Act) and potential legislative changes across the EU;

•     changes in the regime for the operation of capital markets with increasing standardisation, central clearing, reporting and margin requirements through a number of regulatory initiatives including European Market Infrastructure Regulation, Dodd Frank and the revised Markets in Financial Instruments Directive/Regulation ('MiFID2');

• requirements flowing from arrangements for the recovery and resolution of the Group and its main operating entities;

•     continued changes in the manner and standards for the conduct of business, including the effects of the recommendations made by the Parliamentary Commission on Banking Standards (which will be given effect through Part 4 of the Financial Services (Banking Reform) Act 2013);

• the forthcoming ECB Asset Quality Review ('AQR'), which may reveal that substantial recapitalisation is needed among eurozone banks;

• the tightening of credit controls by regulators in a number of countries on mortgage lending and unsecured portfolios; and

• the continued risk of further changes to regulation relating to remuneration and other taxes.

Potential impact on HSBC

• Proposed changes in regulation relating to capital and liquidity requirements, remuneration and/or taxes could increase our cost of doing business, reducing future profitability.

•     Proposed changes in and the implementation of regulations for derivatives including mandatory central clearing, the ICB ring-fencing proposals, recovery and resolution plans, the Volcker Rule and the Foreign Account Tax Compliance Act (known as FATCA) may affect the manner in which we conduct our activities and how the Group is structured. These measures have the potential to increase our cost of doing business and curtail the types of business we can carry out, with the consequent risk of decreased profitability. Because the development and implementation of many of these various regulations are in their early stages, it is not possible to estimate the effect on our operations.

•     Mandatory central clearing of derivatives also brings new risks to HSBC in our role as a clearing member, as we will be required to underwrite losses incurred by central clearing counterparties from the default of other clearing members and their clients. Hence central clearing brings with it a new element of interconnectedness between clearing members and clients which we believe may increase rather than reduce our exposure to systemic risk.

•     Potential market disruption as a result of the AQR, including a possible re-emergence of the eurozone crisis, may affect us directly through our exposure to eurozone banks and sovereigns, and indirectly should there be any diminution in economic activity in the eurozone.

•     While the tightening by regulators of credit controls limits consumer indebtedness and will benefit credit markets and our portfolios in the longer term, it may reduce our growth prospects and affect our business strategy in certain countries.

•     We are closely engaged with governments and regulators in the countries in which we operate to help ensure that the new requirements are properly considered and can be implemented in an effective manner. We are also ensuring that our capital and liquidity plans take into account the potential effects of the changes. Capital allocation and liquidity management disciplines have been expanded to incorporate future increased capital and liquidity requirements and drive appropriate risk management and mitigating actions.

Regulatory investigations, fines, sanctions, commitments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand

Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime. The incidence of regulatory proceedings and other adversarial proceedings against financial service firms is increasing.

Regulatory commitments and consent orders

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA, N.A. ('HSBC Bank USA') entered into agreements with US and UK authorities in relation to investigations regarding past inadequate compliance with anti-money laundering and sanctions laws. Among these agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement ('US DPA') with the US Department of Justice ('DoJ') and HSBC Holdings entered into a two-year DPA with the New York County District Attorney (the 'DANY DPA'). HSBC Holdings also entered into an undertaking with the FSA (revised as the 'FCA Direction') to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements.

Under the settlement agreements, HSBC Holdings, HNAH and HSBC Bank USA made payments totalling US$1.9bn to US authorities and undertook to continue cooperating fully with US and UK regulatory and law enforcement authorities and take further action to strengthen our compliance policies and procedures. The agreements with the DoJ and the US Federal Reserve Board and the FCA Direction require us to retain an independent monitor (who is, for FCA purposes, a 'skilled person' under section 166 of the Financial Services and Markets Act) to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Compliance function.

On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same. Michael Cherkasky began his work as Monitor on 22 July 2013, charged with evaluating and reporting upon, the effectiveness of the Group's internal controls, policies and procedures as they relate to ongoing compliance with applicable anti-money laundering and sanctions laws. His work is proceeding as anticipated consistent with the timelines and requirements set forth in relevant agreements.

As reflected in the agreement entered into with the OCC in December 2012 (the 'the Gramm-Leach-Bliley Act ('GLBA') Agreement'), the OCC has determined that HSBC Bank USA is not in compliance with the requirements which provide that a national bank and each depository institution affiliate of the national bank must be both well-capitalised and well-managed in order to own or control a financial subsidiary. As a result, HSBC Bank USA and its parent holding companies, including HSBC, no longer meet the qualification requirements for financial holding company status, and may not engage in any new types of financial activities without the prior approval of the Federal Reserve Board. In addition, HSBC Bank USA may not directly or indirectly acquire control of or hold an interest in any new financial subsidiary, nor commence a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC.

Potential impact on HSBC

•     It is difficult to predict the outcome of the regulatory proceedings involving our businesses. Unfavourable outcomes may have a material adverse effect on our reputation, brand and results, including loss of business and withdrawal of funding.

•     Our significant involvement in facilitating international capital flows and trade exposes the Group to the risk of financial crime or inadvertently breaching restrictions and sanctions imposed by OFAC and other regulators. Through our Global Standards programme, we are implementing consistent procedures and controls to detect, deter and protect against financial crime.

•     In relation to the DPAs, HSBC Holdings and HSBC Bank USA have committed to take or continue to adhere to a number of remedial measures. Breach of the US DPA at any time during its term may allow the DoJ to prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA. Breach of the DANY DPA may allow the New York County District Attorney's Office to prosecute HSBC Holdings in relation to the matters which are the subject of that DPA.

•     In relation to the GLBA Agreement, if all of our affiliate depositary institutions are not in compliance with these requirements within the time periods specified in the GLBA Agreement, HSBC could be required either to divest HSBC Bank USA or to divest or terminate any financial activities conducted in reliance on the GLBA. Similar consequences under the GLBA Agreement could result for subsidiaries of HSBC Bank USA that engage in financial activities in reliance on expanded powers provided for in the GLBA. Any such divestiture or termination of activities would have a material adverse effect on the consolidated results and operation of HSBC. The GLBA Agreement requires HSBC Bank USA to take all steps necessary to correct the circumstances and conditions resulting from non-compliance with the requirements referred to above. We have initiated steps to satisfy the requirements of the GLBA Agreement.

Steps to address many of the requirements of the DPAs, the FCA Direction and the GLBA Agreement have either already been taken or are under way. These include simplifying the Group's control structure, strengthening the governance structure with new leadership appointments, revising key policies and establishing bodies to implement single Global Standards shaped by the highest or most effective standards available in any location where the Group operates, as well as substantially increasing spending and staffing in the anti-money laundering and regulatory compliance areas in the past few years. There can be no assurance that these steps will be effective or that HSBC will not have to take additional remedial measures in the future to comply with the terms of the DPAs, the FCA Direction or the GLBA Agreement.

Conduct of business

Regulators in the UK and other countries have continued to increase their focus on 'conduct risk' including paying attention to sales processes and incentives, product and investment suitability and more general conduct of business concerns. In the UK, the FCA is making increasing use of existing and new powers of intervention and enforcement, including powers to consider past business undertaken and implement customer compensation and redress schemes or other, potentially significant, remedial work. Additionally, the FCA and other regulators increasingly take actions in response to customer complaints which may be amplified through customers' use of social media channels, either specific to an institution or more generally in relation to a particular product. There have been recent examples of this approach by regulators in the context of the possible mis-selling of payment protection insurance ('PPI'), of interest rate hedging products to SMEs and of wealth management products.

The Group also remains subject to a number of other regulatory proceedings involving investigations and reviews by various national regulatory, competition and enforcement authorities including in the UK, the US, Canada, the EU, Switzerland and Asia that are conducting investigations and reviews relating to certain past submissions made by panel banks and the process for making submissions in connection with the setting of London interbank offered rates ('Libor'), European interbank offered rates ('Euribor') and other benchmark interest rates. In addition, regulators in the UK, the US, Hong Kong and certain other jurisdictions are conducting investigations relating to trading on foreign exchange markets. As certain HSBC entities are members of these panels and participate in the foreign exchange market, HSBC and/or its subsidiaries have been the subject of regulatory demands for information and are cooperating with those investigations and reviews.

In addition, HSBC Holdings, HSBC Bank plc, HSBC Bank USA and other panel banks have been named as defendants in private lawsuits filed in the US with respect to the setting of Libor, including putative class action lawsuits which have been consolidated before the US District Court for the Southern District of New York. HSBC and other panel banks have also been named as defendants in putative class action lawsuits in New York and Chicago relating to credit default swap pricing. The complainants in those actions assert claims against HSBC and other panel banks under various US laws including US antitrust laws, the US Commodities Exchange Act and state law (see Note 43 on the Financial Statements for further information).

Potential impact on HSBC

•     Regulators in the UK and other countries may identify future industry-wide mis-selling, market conduct or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities; and (ii) changes in the practices of such businesses. Also, decisions taken in the UK by the Financial Ombudsman Service in relation to customer complaints (or any overseas equivalent with jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the operating results, financial condition and prospects of the Group.

Dispute risk

The current economic environment has increased the Group's exposure to actual and potential litigation. Further details are provided in Note 43 on the Financial Statements.

Potential impact on HSBC

• Dispute risk gives rise to potential financial loss and significant reputational damage which could adversely affect customer and investor confidence.

Risks related to our business operations, governance and internal control systems

• Heightened execution risk.

• Internet crime and fraud.

• Information security risk.

• Data management.

• Model risk.

Heightened execution risk

There are a number of factors which may affect the successful delivery of our strategy. These include the increasing regulatory pressures and demands and the challenging macroeconomic environment, which may affect our ability to achieve planned earnings growth. The implementation of our strategy to simplify our business, which involves withdrawing from certain markets, presents disposal risks which must be carefully managed. Implementing organisational changes to support the Group's strategy, including the restructuring of our Compliance function into two distinct sub-functions: Financial Crime Compliance and Regulatory Compliance, also requires close management oversight.

Potential impact on HSBC

• Our annual planning and stress testing processes consider the effect of potential risks from the external environment on our earnings and capital position and actions by management to mitigate them.

•     The potential risks of disposals include regulatory breaches, industrial action, loss of key personnel and interruption to systems and processes during business transformation. They can have both financial and reputational implications.

•     The size and scope of the change to our Compliance function could generate heightened execution and people risk (including significant resourcing demands) and are subject to close management oversight.

Internet crime and fraud

With the ever-growing acceptance of and demand for internet and mobile services by customers, HSBC is increasingly exposed to fraudulent and criminal activities via these channels. Internet crime could result in financial loss and/or customer data and sensitive information being compromised. Along with internet fraud, the overall threat of external fraud may increase during adverse economic conditions, particularly in retail and commercial banking.

We also face the risk of breakdowns in processes or procedures and systems failure or unavailability, and our business is subject to disruption from events that are wholly or partially beyond our control, such as internet crime and acts of terrorism.

Potential impact on HSBC

•     Internet crime and fraud may give rise to losses in service to customers and/or economic loss to HSBC. These threats also exist when we rely on external suppliers or vendors for services provided to the Group and our customers.

•     We have increased our defences through enhanced monitoring and have implemented additional controls such as two-factor authentication to reduce the possibility of losses from fraud. We continually assess the threats from internet crime and fraud as they evolve and adapt our controls to mitigate them.

Information security risk

The security of our information and technology infrastructure is crucial for maintaining our banking applications and processes while protecting our customers and the HSBC brand.

Potential impact on HSBC

•     Information security risk gives rise to potential financial loss and reputational damage which could adversely affect customer and investor confidence. Loss of customer data would also trigger regulatory breaches which could result in fines and penalties being incurred.

•     We have invested significantly in addressing this risk through increased training to raise staff awareness of the requirements and enhanced multi-layered controls protecting our information and technical infrastructure.

Data management

We have received feedback from external stakeholders that we need a clear data strategy to meet the volume, granularity, frequency and scale of regulatory reporting requirements as well as other internal and external information demands. In addition, we are required to comply with the principles for effective risk data aggregation and risk reporting as set out by the Basel Committee on Banking Supervision ('BCBS') by the end of 2015.

Potential impact on HSBC

•      Financial institutions that fail to meet their BCBS data obligations by the required deadline may face supervisory measures. Senior management recognise the importance of data management and therefore established a Data Strategy Board in 2012 to define our data strategy and ensure consistent data aggregation, reporting and mananagement across the Group. Key initiatives and projects to deliver our strategy and work towards meeting our data obligations are now in progress.

• Regulators are evaluating the industry on its ability to provide accurate information and may use the industry-developed data maturity model to assess financial services firms.

• Model risk

Increasingly stringent regulatory requirements governing the development of parameters applied to models used for measuring risk and controls over the models can have implications for the modelled outcomes, including increases in capital requirements. This risk extends more broadly to the use of models across HSBC, for example those used in financial reporting, stress testing or pricing. The evolving external economic and legislative environment and changes in customer behaviour can lead also to the assumptions in our models becoming invalid.

Potential impact on HSBC

• These model risks have the potential to increase our capital requirement and/or make our capital requirement more volatile

• We continue to address these risks through enhanced model development, independent review and model oversight to ensure our models remain fit for purpose.

Areas of special interest
(Unaudited)

Financial crime compliance and regulatory compliance

In recent years, we have experienced increasing levels of compliance risk as regulators and other agencies pursued investigations into historical activities and we continued to work with them in relation to existing issues. This has included the matters giving rise to the DPAs reached with US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions law, and the related undertaking with the FSA (revised as the 'FCA Direction' following the UK regulatory restructuring in April 2013). The work of the Monitor, who has been appointed to assess our progress against our various obligations, including the DPAs, is discussed on page 24.

We have also responded to a number of investigations by the FCA into the possible mis-selling in the UK of certain products, including PPI and interest rate hedging products sold to SMEs. In addition, we have been involved in investigations and reviews by various regulators and competition enforcement authorities relating to certain past submissions made by panel banks and the process for making submissions in connection with the setting of Libor, Euribor and other benchmark interest and foreign exchange rates.

It is clear from both our own and wider industry experience that the level of activity among regulators and law enforcement agencies in investigating possible breaches of regulations has increased, and that the direct and indirect costs of such breaches can be significant. Coupled with a substantial rise in the volume of new regulation, much of which has some element of extra-territorial reach, and the geographical spread of our businesses, we believe that the level of inherent compliance risk that we face as a Group will continue to remain high for the foreseeable future.

Commercial real estate

Details of our exposure to commercial real estate lending are set out on page 168.

Eurozone crisis

Eurozone countries are members of the EU and part of the euro single currency bloc. The peripheral eurozone countries are those which exhibited levels of market volatility that exceeded other eurozone countries, demonstrating persistent fiscal or political uncertainty in 2013. In spite of austerity measures and structural reform throughout 2012 and 2013, the peripheral eurozone countries of Greece, Ireland, Italy, Portugal, Spain and Cyprus continued to exhibit a high ratio of sovereign debt to GDP or short to medium-term maturity concentration of their liabilities. However, some of these peripheral eurozone countries showed improvements with Ireland able to access the long-term bond markets and Spain experiencing lower borrowing costs. In March 2013, Cyprus sought assistance from the Troika (the European Commission, European Central Bank and International Monetary Fund), which ultimately agreed a bailout under conditions requiring a consolidation of banking assets and the 'bail-in' of larger depositors' monies. Capital controls led to some minor disruption of payments from Cyprus. However, HSBC has limited exposure to the country and no impairments were recorded.

The European Central Bank brought interest rates to record low levels in order to support growth in the eurozone but the very low level of inflation in the region is limiting the impact of such measures. These measures are putting additional stress on the profitability of the European banking sector.

Net exposure

At 31 December 2013, our net exposure to the peripheral eurozone countries was US$37.5bn (2012: US$38.8bn), including net exposure to sovereign borrowers, agencies and banks of US$10.1bn (2012: US$11.6bn).

Our businesses in peripheral eurozone countries are funded from a mix of local deposits, local wholesale sources and intra-Group loans extended from HSBC operations with surplus funds. Intra-Group funding carries the risk that a member country might exit the eurozone and redenominate its national currency, which could result in a significant currency devaluation. A description of redenomination risk in the event of the exit of a eurozone member is provided on page 211.

Our exposure to eurozone countries is analysed in the table on page 210.

Risk management and contingency planning

We have a well-developed framework for dealing with counterparty and systemic crisis situations, both regionally and globally, which is complemented by regular specific and enterprise-wide stress testing and scenario planning. The framework functions before, during and after crises and ensures that we have detailed and evolving operational plans in the event of an adverse situation materialising. It was applied throughout 2013 to ensure that pre-crisis preparation remained apposite and robust. A Cyprus Major Incident Group was effective in dealing with the Group's response to the Cyprus sovereign debt crisis.

Exposures to Egypt

Since the onset of the Arab Spring we have actively managed our exposure within Egypt. During 2013, our systemic crisis management processes were reinstigated in response to the unfolding constitutional crisis, and we continued to monitor developments closely. The most material risk to our overall portfolio in Egypt is the economic instability that could be caused by a further significant deterioration in the security situation.

At 31 December2013, our total net lending exposure to Egypt was US$10.9bn. Just under half of our exposure was to other financial institutions and corporates (US$5.4bn), almost all of which was onshore lending by HSBC in Egypt to corporate entities. Of this exposure, US$3.4bn was off-balance sheet, principally undrawn committed facilities. This corporate exposure was diversified with nearly half spread across a broad range of manufacturing activities and the remainder covering a range of other industry sectors.

The sovereign and agencies exposure, including exposure to the central bank, was US$4.1bn. This exposure was almost wholly in the form of local currency denominated treasury bills and central bank deposits.

Exposure to banks was US$0.4bn, largely comprising off-balance sheet commitments consisting of trade lines to Egyptian banks for the confirmation of their letters of credit.

Personal lending - US lending

Economic conditions in the US continued to improve in 2013, supported by improvements in the housing sector and increases in consumer spending. The unemployment rate declined during the year amid signs that the labour market is becoming more stable.

We remained focused on managing the run-off of balances in our HSBC Finance portfolio and completed the sale within our CML portfolio of US$3.7bn of personal unsecured loans and US$5.7bn of real estate loans. We transferred a further US$0.1bn of real estate loans to 'Assets held for sale' during 2013. The sale of these assets will accelerate portfolio wind-down, reduce risk, and alleviate some of the operational burden given that these receivables are demanding to service and subject to foreclosure delays.

Total lending balances within HSBC Finance were US$30bn at 31 December 2013 including loans held for sale, a decline of US$13bn compared with the end of 2012. The rate at which balances in the

CML portfolio are declining continues to be affected by the lack of refinancing opportunities available to customers. By 31 December 2013, we had resumed processing suspended foreclosure activities in substantially all states and had referred the majority of the backlog of loans for foreclosure. We also began initiating new foreclosure activities in all states. Our loan modification programmes, which are designed to improve cash collections and avoid foreclosures, continued to slow the rate of repayment.

Total mortgage lending in the US was US$47bn at 31 December 2013, a decline of 15% compared with the end of 2012,mainly due to the continued run-off of the CML portfolio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 25 March 2014